SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For February, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.300.016.831

NOTICE ON RELATED-PARTY TRANSACTIONS

Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company” or “Sabesp”), according to item XXXIII of article 30 of CVM Instruction 480/09, hereby informs its shareholders and the market in general the following related-party transaction held on January 26, 2022:

Parties	Sabesp and Consórcio Global Saneamento Sul
Relationship of the parties with the Company

Azevedo & Travassos Infraestrutura Ltda., member of Consórcio Global Saneamento Sul, is a partner to Lagro do Brasil Participações Ltda., which is managed by Ms. Maria Elvira Lopes Gimenez, current member of Sabesp’s Fiscal Council.

Purpose and main terms and conditions of the Transaction

The transaction refers to the rendering of engineering services for the maintenance and expansion of water and sewage connections and networks in the municipalities of São Bernardo do Campo, Ribeirão Pires, Rio Grande da Serra, and Diadema.

The contract totals R$ 138.4 million and is valid for 1,260 days.

Possible participation of the other party, its partners, or managers in the Company’s decision-making process regarding the Transaction or the negotiation of the Transaction as representatives of the Company

The decision to engage the services object of this transaction results from the normal course of the Company’s activities. The contracting of the services must be preceded by public bidding processes, under Law 13,303/16. Therefore, Consórcio Global Saneamento Sul, its partners, or managers do not participate in (i) Sabesp’s decision-making process regarding such transaction, or (ii) the negotiation of such transaction as representatives of the Company.

Detailed justification of the reasons why the Company’s management considers that the transaction complied with commutative conditions or provides for proper compensatory payment

The transaction results from the international bidding process, which was widely disclosed on the Official Gazette of the São Paulo State and on the newspapers Folha de São Paulo, The New York Times, and Financial Times, which approved the healthy competition among the bidders.

The bidding process documents were available for 111 days and downloaded 106 times.

The initial reference value was approximately
R$ 205.8 million, and Consórcio Global Saneamento Sul presented the second-best proposal after the bidding stage, whose value was very close to that of the first classified bidder, which was disqualified for not fulfilling the required documentation.

The lowest prices offered at the end of the bidding stage had discounts of 32.95%, 32.76%, and 31.21%, while the average discount in the last 12 bidding processes held for engaging this type of service was 30.3%.

The engagement of the services complied with the rules of the Related-Party Transaction Policy and was submitted to previous analysis by the Audit Committee, which declared to the Board of Directors that the applicable rules had been met.

São Paulo, February 3, 2022.

Osvaldo Garcia

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: February 4, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.